UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Aaron’s, Inc.
(Name of Issuer)

Common Stock, par value $0.50 per share
(Title of Class of Securities)

002535300
(CUSIP Number)

Vintage Capital Management, LLC

4705 S. Apopka Vineland Road, Suite 210

Orlando, FL 32819

(407) 909-8015

With a copy to:
Bradley L. Finkelstein
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 13, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 002535300	13D
(1) NAMES OF REPORTING PERSONS Vintage Capital Management, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
7,277,000 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
7,277,000 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,277,000 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%*
(14) TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 72,231,527 shares of common stock, par value $0.50 per share, outstanding as of May 1, 2014, as reported in the Form 10-Q for the quarterly period ended March 31, 2014 of Aaron’s, Inc.

CUSIP No. 002535300	13D
(1) NAMES OF REPORTING PERSONS Kahn Capital Management, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
7,277,000 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
7,277,000 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,277,000 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%*
(14) TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 72,231,527 shares of common stock, par value $0.50 per share, outstanding as of May 1, 2014, as reported in the Form 10-Q for the quarterly period ended March 31, 2014 of Aaron’s, Inc.

CUSIP No. 002535300	13D
(1) NAMES OF REPORTING PERSONS Brian R. Kahn
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
7,277,000 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
7,277,000 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,277,000 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 72,231,527 shares of common stock, par value $0.50 per share, outstanding as of May 1, 2014, as reported in the Form 10-Q for the quarterly period ended March 31, 2014 of Aaron’s, Inc.

Explanatory Note

This Amendment No. 7 (this “Amendment”) amends and supplements the Schedule 13D filed on February 7, 2014, as amended on February 28, 2014, March 7, 2014, March 14, 2014, March 28, 2014, April 17, 2014 and April 30, 2014 (as amended, the “Schedule 13D”), by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” shall be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Items 4 and 7 of the Schedule 13D are hereby amended as follows:

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 13, 2014, the Issuer, the Reporting Persons and Matthew E. Avril entered into an agreement (the “Agreement”) pursuant to which, among other things, Mr. Kahn will join the Board of Directors of the Issuer (the “Board”) on May 20, 2014, and Mr. Avril is expected to join the Board within 30 days following the Issuer’s 2014 Annual Meeting of Shareholders, which is currently scheduled for June 10, 2014 (the “2014 Annual Meeting”). Messrs. Kahn and Avril were two of the Nominees proposed by the Reporting Persons. The Agreement permits the Reporting Persons to (i) designate an additional independent director (who must be reasonably acceptable to the Board) if the Board is expanded to more than 10 members prior to the Issuer’s 2015 Annual Meeting of Shareholders (the “2015 Annual Meeting”); and (ii) designate an independent replacement director (who shall be identified in cooperation with the Issuer) if, prior to the 2015 Annual Meeting, either or both of Messrs. Kahn or Avril voluntarily resign from the Board or are unable to serve as a director. Messrs. Kahn and Avril have agreed to resign from the Board in certain circumstances, including if the Reporting Persons cease to own at least 5% of the outstanding Common Stock.

Pursuant to the Agreement, the Board will form a new Operational and Financial Advisory Committee on May 20, 2014, to provide input on business matters. Mr. Kahn will serve on that committee. In addition, the Agreement obligates the Issuer to provide shareholders with a binding vote to declassify the Board at the 2014 Annual Meeting.

The Agreement provides that prior to the 2015 Annual Meeting, the Reporting Persons, unless requested by the Board, will not call or seek to call, or support in any way the calling of, a special meeting of shareholders of the Issuer. At any special meeting of shareholders of the Issuer held prior to the 2015 Annual Meeting, and at the 2014 Annual Meeting, the Reporting Persons must vote all shares of Common Stock that they beneficially own in accordance with the recommendation of the Board.

In connection with entering into the Agreement, the Reporting Persons terminated their pending proxy contest with respect to the election of directors at the 2014 Annual Meeting and agreed to take no further action in that regard.

The Agreement also includes mutual non-disparagement obligations and a customary mutual release of claims.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, which is attached to this Statement as Exhibit 10 and incorporated herein by reference.

Also on May 13, 2014, the Issuer and Vintage Capital issued a joint press release concerning the Agreement. The joint press release is attached to this Statement as Exhibit 11 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 is amended to add the following:

Exhibit Number	Description
10	Agreement, dated as of May 13, 2014, by and among Aaron’s, Inc., the entities and natural persons listed on Schedule A thereto and Matthew E. Avril.
11	Joint Press Release of Aaron’s Inc. and Vintage Capital Management, LLC, dated May 13, 2014.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 14, 2014

VINTAGE CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
	Name:	Brian R. Kahn
	Title:	Manager

KAHN CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
	Name:	Brian R. Kahn
	Title:	Manager

/s/ Brian R. Kahn
Brian R. Kahn

EXHIBIT INDEX

Exhibit Number	Description
1	Joint Filing Agreement.*
2	Letter to the Board of Directors of Aaron’s, Inc., dated February 7, 2014.*
3	Letter to the Board of Directors of Aaron’s, Inc., dated February 28, 2014.*
4	Press Release of Vintage Capital Management, LLC, dated March 7, 2014.*
5	Press Release of Vintage Capital Management, LLC, dated March 14, 2014.*
6	Press Release of Vintage Capital Management, LLC, dated March 28, 2014.*
7	Complaint, filed in the United States District Court for the Northern District of Georgia on April 14, 2014.*
8	Press Release of Vintage Capital Management, LLC, dated April 17, 2014.*
9	Press Release of Vintage Capital Management, LLC, dated April 29, 2014.*
10	Agreement, dated as of May 13, 2014, by and among Aaron’s, Inc., the entities and natural persons listed on Schedule A thereto and Matthew E. Avril.
11	Joint Press Release of Aaron’s Inc. and Vintage Capital Management, LLC, dated May 13, 2014.

* Previously filed.

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